

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2013

<u>Via E-mail</u>
Mr. Jeffrey Favret
Chief Financial Officer
Gulf Island Fabrication, Inc.
567 Thompson Road
Houma, LA 70363

>   **Re: Gulf Island Fabrication, Inc.**
>   **Form 10-K**
>   **Filed March 13, 2013**
>   **File No. 1-34279**

Dear Mr. Favret:

   We have reviewed your response dated October 7, 2013 and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2012</u>

<u>Financial Statements</u>

1. We have read your response to comment 5 in our letter dated September 11, 2013. Please identify your CODM and your operating segment(s) pursuant to ASC 280-10-50-1. Please clarify for us whether each of your subsidiaries represents an operating segment, and if not, why not.

   You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

>   Sincerely,
>
>   /s/ Terence O'Brien
>
>   Terence O'Brien
>   Branch Chief